24X NATIONAL EXCHANGE LLC
ONE LANDMARK SQUARE, 18TH FLOOR
STAMFORD, CONNECTICUT 06901

March 7, 2025

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street NE
Washington, DC 20549-1090

Re: 24X National Exchange LLC – Amendment to Form 1

Dear Trading and Markets Staff:

On behalf of 24X National Exchange LLC ("24X"), we hereby file the first amendment to 24X's Form 1 pursuant to Rule 6a-2 under the Securities Exchange Act of 1934. This amendment updates Exhibits C and J of the 24X Form 1. The attached Exhibits C and J are intended to replace Exhibits C and J of 24X's Form 1 currently on file with the Commission.

Should you have any questions regarding this amendment, please feel free to contact the undersigned at david@24exchange.com.

Regards,

/s/ David Sassoon

Enclosures

cc: Kelly Riley, Securities and Exchange Commission
Rebekah Liu, Securities and Exchange Commission

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 3/7/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: 24X National Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Landmark Square, Suite 1815, Stamford, CT 06901

   25000059

3. Provide the applicant's mailing address (if different):
   Same as above
4. Provide the applicant's business telephone and facsimile number:
   (203) 212-8031, (917) 796-3315
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   David Sassoon — General Counsel — (917) 796-3315
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Andre E. Owens, WilmerHale, 2100 Pennsylvania Avenue NW, Washington, DC 20037 USA
   David Sassoon, 24X National Exchange LLC, One Landmark Square, Suite 1815, Stamford, CT 06901
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/28/21 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/03/25 — 24X National Exchange LLC
(MM/DD/YY) (Name of applicant)

By: [signature] — DMITRI GALINOV, CEO
(Signature) (Printed Name and Title)

Subscribed and sworn before me this 3rd day of March, 2025 by Raul Chavarria
(Month) (Year) (Notary Public)

My Commission expires 03-06-2028 County of Miami Dade State of Florida

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF FLORIDA
RAUL CHAVARRIA
Commission # HH 480996
Expires March 6, 2028

24X National Exchange LLC
Date of filing: March 7, 2025
Date as of which the information is accurate: March 7, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. *Name and address of organization.*
2. *Form of organization (e.g., association, corporation, partnership, etc.).*
3. *Name of state and statute citation under which organized. Date of incorporation in present form.*
4. *Brief description of nature and extent of affiliation.*
5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*
6. *A copy of the constitution.*
7. *A copy of the articles of incorporation or association including all amendments.*
8. *A copy of existing by-laws or corresponding rules or instruments.*
9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*
10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

24X Bermuda Holdings LLC

1. *Name and address of organization.*

   24X Bermuda Holdings LLC ("**24X Bermuda Holdings**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda Holdings is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda Holdings is formed under the laws of Bermuda, under Section 29 of the Bermuda Limited Liability Company Act 2016. 24X Bermuda Holdings was formed on October 1, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X National Exchange LLC (the "**Exchange**") is a wholly owned subsidiary of 24X US (as defined below). In turn, 24X US is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda Holdings is the entity through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange. 24X Bermuda Holdings, as a holding company, will not conduct any business operations.

   24X Bermuda Holdings does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda Holdings will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-1 is the Certificate of Formation of 24X Bermuda Holdings.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-2 is the Third Amended and Restated Limited Liability Company Agreement of 24X Bermuda Holdings.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**

Dmitri Galinov	CEO / Director
Andy Ross	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	
Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X Bermuda Limited</u>

1. *Name and address of organization.*

   24X Bermuda Limited ("**24X Bermuda**") is located at: Maples Corporate Services (Bermuda) Limited, Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X Bermuda is a company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X Bermuda is formed under the laws of Bermuda, under Section 14 of the Companies Act 1981. 24X Bermuda was formed on January 9, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda is a wholly owned subsidiary of 24X Bermuda Holdings.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X Bermuda operates a platform for the trading of foreign exchange products.

   24X Bermuda does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X Bermuda will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-3 is the Certificate of Incorporation of 24X Bermuda.

   Attached as Exhibit C-4 is the Memorandum of Association of 24X Bermuda.

   Attached as Exhibit C-5 is the Certificate of Change of Name.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-6 is the Bye-laws of 24X Bermuda.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS	
Name	**Title**
Dmitri Galinov	CEO / Director
Andy Ross	Independent Director
Adam Carson	Independent Director
Jason Woerz	President / Director
Pete Casella	Independent Director
Tim Cartledge	Independent Director
OFFICERS	

Paul Millward	Head of Product
David Sassoon	General Counsel and Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24 Exchange UK LTD</u>

1. *Name and address of organization.*

   24 Exchange UK LTD ("**24X UK**") is located at 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X UK is a private company limited by shares.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X UK is formed under the laws of the United Kingdom, under Section 7 of the Companies Act 2006. 24X UK was formed on April 16, 2019.

4. *Brief description of nature and extent of affiliation.*

   24X Bermuda Holdings directly wholly owns 24X Bermuda, and in turn, 24X Bermuda directly wholly owns 24X UK.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X UK does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X UK will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

Attached as Exhibit C-7 are the Articles of Association of 24X UK.

Attached as Exhibit C-8 is the Certificate of Incorporation of 24X UK.

Attached as Exhibit C-9 is the Share Certificate of 24X UK.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   See attached Articles of Association.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTORS/OFFICERS	
Name	**Title**
Dmitri Galinov	CEO / Director
Paul Millward	Head of Product / Director
Oakwood Corporate Secretary Limited	Secretary

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>24X US Holdings LLC</u>

1. *Name and address of organization.*

   24X US Holdings LLC ("**24X US**") is located One Landmark Square, Suite 1815, Stamford, Connecticut 06901.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   24X US is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   24X US is formed under the laws of the United States, under Subchapter II of the Delaware Limited Liability Company Act. 24X US was formed on September 28, 2021.

4. *Brief description of nature and extent of affiliation.*

   24X US is a wholly-owned subsidiary of 24X Bermuda Holdings, and directly holds 100% of the equity of the Exchange.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   24X US is a holding company for the Exchange. 24X US does not have any responsibilities with respect to the operation of the Exchange. However, certain employees of 24X US will provide sales, operations and information technology support to the Exchange pursuant to an intercompany services agreement.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   Attached as Exhibit C-10 is the Certificate of Formation of 24X US.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   Attached as Exhibit C-11 is the Second Amended and Restated Limited Liability Company Agreement of 24X US.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.*

DIRECTOR(S)	
Name	**Title**
Dmitri Galinov	Director

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

    Association with the Exchange has not ceased during the previous year.

<u>MEMX Technologies LLC</u>

1. *Name and address of organization.*

MEMX Technologies LLC ("**MEMX Technologies**") is located at: 382 NE 191st St., Suite 92178, Miami, Florida 33179.

2. *Form of organization (e.g., association, corporation, partnership, etc.).*

   MEMX Technologies is a limited liability company.

3. *Name of state and statute citation under which organized. Date of incorporation in present form.*

   MEMX Technologies was formed under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018.

4. *Brief description of nature and extent of affiliation.*

   MEMX Technologies will be a vendor of the Exchange. MEMX Technologies is not affiliated with the Exchange. MEMX Technologies is affiliated with MEMX LLC ("MEMX Exchange"), which is a registered national securities exchange. MEMX Technologies develops and operates proprietary trading technology necessary to operate a National Market System-compliant registered securities exchange. As described in Exhibit E, MEMX Technologies will be the vendor for 24X for both the hardware and software that is needed to operate and maintain the System. MEMX Exchange is not a party to any contract with, and has no business relationship with, 24X National Exchange LLC.

5. *Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.*

   The Exchange proposes to enter into an agreement with MEMX Technologies to license the technology underlying the Exchange. MEMX Technologies would provide technology support services to the Exchange, which would include (1) the development and testing of software and hardware necessary to operate the matching engine and connectivity to other exchanges via a third-party routing broker(s) and third party-developed functions (including clearing, custody and client connectivity), (2) the provision of technical support in order for the Exchange to operate and monitor the Exchange; and (3) the provision of ongoing system availability commitments, updates, fixes, and technology support.

   MEMX Technologies will supply all necessary hardware and connectivity to operate the System, install market-relevant software on the hardware platform, maintain the hardware and software, including updates to necessary software and systems. 24X will use MEMX Technologies' industry connection software to ensure compliance with trade reporting and clearance functions. MEMX Technologies will also support intra-day compliance monitoring by 24X and provide timely reporting to 24X's personnel of any potential Regulation SCI events (direct or indirect) or other operational issues with the System, pursuant to a service level agreement between the parties. All communications between the users of 24X and the System will be monitored and controlled by 24X Market Operations. 24X may contract with MEMX Technologies to handle situations where additional Market Operations coverage is needed, but those personnel will only be able to access either MEMX Exchange or 24X trade data in the course of a single trading day (which includes the Regular Trading Hours and the Pre-Market, Post-Market and 24X Market Sessions), but not both sets of trade data on the same day. The trading platforms operated by MEMX Technologies (including 24X National Exchange LLC, MEMX Exchange, and any other exchanges or trading platforms operated by MEMX Technologies) currently are and will be segregated to ensure that 24X is not deemed to be a facility of MEMX Exchange. MEMX Technologies will not use or disclose information or data (i) about or originating with 24X in its dealings with MEMX Exchange or any other platform or (ii) about or originating with MEMX Exchange or any other platform in its dealings with 24X.

All services provided to the Exchange by MEMX Technologies will be based upon requirements and instructions determined by the Exchange. Although MEMX Technologies would provide the technology support services, the Exchange shall be responsible for operating and monitoring its Exchange-related systems and administering Exchange Rules and other rules and regulations applicable to the Exchange. All systems and services provided by MEMX Technologies will be consistent with Exchange Rules, and the Exchange will be responsible for ensuring that such systems and services are consistent with Exchange Rules. The proposed agreement with MEMX Technologies is expected to include a multi-year, renewable term, and, in the event of termination of the agreement, an extended period to allow for the transition of the technology support services for the Exchange.

6. *A copy of the constitution.*

   This is inapplicable.

7. *A copy of the articles of incorporation or association including all amendments.*

   The Certificate of Formation of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

8. *A copy of existing by-laws or corresponding rules or instruments.*

   The Limited Liability Company Agreement of MEMX Technologies is available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

9. *The name and title of the present officers, governors, members of all standing committees,*

or persons performing similar functions.

The name and title of the present officers, governors, members of all standing committees, or persons performing similar function of MEMX Technologies are available with MEMX LLC's Form 1 and the amendments thereto, which are available on the SEC's website at https://www.sec.gov/rules/national-securities-exchanges-amendments.htm.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.*

Not applicable.

24X National Exchange LLC
Date of filing: March 7, 2025
Date as of which the information is accurate: March 7, 2025

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. *Name.*

2. *Title.*

3. *Dates of commencement and termination of term of office or position.*

4. *Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)*

<u>Directors of 24X National Exchange LLC ("24X Exchange")</u>

The Board of Directors of 24X Exchange (the "Exchange Board") will be composed of at least seven directors. The Exchange Board shall consist of the Chief Executive Officer of 24X Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors and (C) Member Representative Directors to meet the following composition requirements: (1) the number of Non-Industry Directors, including at least one (1) Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors; (2) the number of Member Representative Directors shall be at least twenty percent (20%) of the Board; and (3) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker or dealer.

If the Commission approves the Exchange's Form 1 Application, 24X US Holdings LLC, as the sole LLC member of 24X Exchange, will appoint interim Directors of the Exchange Board (the "Interim Board") which will include interim Member Representative Director(s). Upon the appointment of the interim Directors by 24X US Holdings LLC, the Interim Board would meet the Exchange Board composition requirements set forth in the Limited Liability Company Agreement of 24X Exchange (the "Exchange LLC Agreement"). Prior to the commencement of operations as an exchange, 24X Exchange represents that it would complete the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which would provide persons that are approved as Exchange Members (as that term is defined in the Exchange LLC Agreement) of 24X Exchange after the Approval Date with the opportunity to participate in the selection of Member Representative Directors as promptly as possible after the effective date of the revised Exchange LLC Agreement, and replace the Interim Board.

The following persons are directors of 24X Exchange:

Name	Classification	Term	Type of Business
Dmitri Galinov	Industry/Chief Executive Officer	From 2/25/25	Exchange Officer
[TBD]	Member Representative		
[TBD]	Member Representative		
Jose Marques	Non-Industry/Independent	From 2/25/25	Financial Professional
Ronald Levi	Non-Industry/Independent	From 2/25/25	Financial Professional
Daniel Lawrence	Non-Industry/Independent	From 2/25/25	Financial Professional
Howard Kramer	Non-Industry/Independent	From 2/25/25	Former Government and Legal Professional

Committees of 24X Exchange

24X Exchange anticipates that it will establish the Exchange Board committees listed below, each of which shall be comprised of at least three members:

Regulatory Oversight Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Appeals Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Member Nominating Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Nominating Committee

Name	Classification	Term	Type of Business
[TO BE PROVIDED]			

Officers of 24X Exchange

Officers shall serve until their successors are appointed by the Exchange Board in accordance with the Limited Liability Company Agreement of 24X Exchange. The current officers of 24X Exchange are listed below. If the Commission approves the Exchange's Form 1 Application, additional officers will be appointed.

Title	Name	Commencement Date	Termination Date
Dmitri Galinov	Chief Executive Officer/Head of Equities		
David Sassoon	General Counsel		
Jeremy Sanchez	Chief Regulatory Officer		
Jason Woerz	Chief Operating Officer		